SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

        Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

        Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rule of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If " yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Building clear leadership in digital video technologies for Thomson

Paris, May 2, 2006 - As indicated in its first quarter press release of April 20th, 2006, Thomson and its Board have started to examine the next phase of the Group’s development, with a view to creating clear leadership in digital video technologies for Thomson in 2008. This objective needs to be backed up by adequate financial resources and talent.

The Board’s integrated vision for Thomson in 2008 is understood and supported by Thomson's key clients. The Board intends that its objectives be met while having appropriate regard for the interests of the Group's clients and employees, and its debt and equity holders.

In the above context, Thomson confirms that it is looking at opportunities which could accelerate its expansion in digital and electronic media as part of building a 2008 strategy. The Board has started to assess a wide range of options available to it, in order to determine the optimal method of financing of the Group's next development phase, consistent with the interests of its stakeholders.

The financing options being assessed include a combination of debt and equity consistent with the Group’s financial profile, including a financing in the public equity markets, and a strategic transaction financed in the private markets, which Silver Lake Partners is involved in examining. The Board has set up a Special Committee of independent directors, chaired by Paul Murray and with independent financial and legal assistance, to advise the Board on any proposal made in this context.

There can be no guarantee that the assessment of any of the above-mentioned opportunities will lead to a transaction. The assessment of the financing options is still preliminary and therefore any outcome is highly uncertain. Thomson will only make further comments when, and if, there are material developments in these areas.

Finally, Thomson notes, in relation to recent speculation, that the resolutions for its Ordinary Shareholder Meeting of May 12th, 2006 have been already published on its website, and do not deal with the above.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press release

Thomson Delivers Next-Generation HDTV Receivers to US Satellite Programming Service DIRECTV

H20 receiver built on Thomson MPEG-4 advanced compression technology to support rollout of DIRECTV’s expanded HD programming

Paris, France, April 21 2006 – Thomson (Euronext Paris: 18453; NYSE: TMS) has started to deliver next generation high-definition TV (HDTV) set-top boxes (STB) to DIRECTV, the leading digital television service provider in the United States. The DIRECTV H20 receiver represents a key milestone in the definitive agreement signed between Thomson and DIRECTV in 2004 for the long-term development and supply of digital satellite set-top boxes. With DIRECTV commencing shipment this month to customers and into the US retail channel, this agreement underscores Thomson’s commitment to developing advanced technology solutions for its media and entertainment client base.

Flourishing demand for HDTV

According to media and research company Screen Digest1, by end 2005 there were 19m households with HDTV sets in the US, a figure which corresponds to 17% of total TV households. In 2010 the percentage of HD-ready households is expected to reach 59% in the US. To satisfy the demand that this growth brings, DIRECTV plans to offer more than 1,500 local broadcast channels and more than 150 national channels in HD by 2007 alone. The DIRECTV H20 STB features MPEG-4 advanced compression decoding functionality thus supporting DIRECTV’s launch of high definition broadcast channels across the U.S.

1 2006 Report entitled “High Definition Television: Global Uptake and Assessment To 2010

“In the coming months DIRECTV will introduce the new Thomson HD receiver that will further our goal of continuing to enhance the viewing experience for our customers through the most technologically advanced set-top boxes.” said Romulo Pontual, Executive Vice President and Chief Technology Officer, DIRECTV, Inc. “we understand how important HD programming is for our customers and which combinations of set-top box features, functionality and pricing will help us deliver new and compelling HD services to them.”

“We are pleased to be able to provide this important market with cutting-edge products that reflect our technology innovations and understanding of the media and entertainment industry. The new products reinforce and expand our long-term technology and supply relationship with DIRECTV and underscore our objective to help our customers realize their business goals,” said Koen Vandriel, Vice President for the Satellite, Terrestrial and Cable business of Thomson. “With the broad roll-out of HDTV services already underway and the upsurge in demand for a higher-quality viewing experience, 2006 looks set to be the year when these technologies finally make the global impact that they have been promising. Thomson’s HD platforms are designed to help broadcasters and operators exploit the opportunities that these developments bring and we are experiencing unprecedented demand for related products and services.”

The H20 underlines Thomson’s commitment to growing its established Satellite, Terrestrial and Cable (STC) business unit through the deployment of new set-top box technologies, such as advanced compression techniques for HDTV. With high-definition services and products spanning the entire service chain from content creation through broadcast to the customer, Thomson is uniquely positioned to play a key role in the media industry’s transition to HDTV and HD movies.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries Thomson
(Euronext Paris: 18453; NYSE: TMS) provides technology, services and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Thomson’s Access Platforms and Gateways (AP&G) activity, part of the company’s systems and equipment division, is a leading supplier of digital entertainment receivers to the world’s major satellite and terrestrial broadcasters, cable operators and telecom service providers. It offers a full range of digital set-top boxes, phones, broadband modems and gateways with modular VoIP, IPTV and wireless capabilities. Through its Next Generation Networks business unit, Cirpack, it is also one of the leading suppliers of softswitch solutions to migrate telecom infrastructures to NGN (Next Generation Networks) and IMS (IP Multimedia Subsystem) enabling massive deployments of broadband telephony and IP Centrex, for instance. Products are marketed under the RCA, THOMSON, SpeedTouch and CIRPACK brands. You can find more information on AP&G’s products at www.thomson-broadband.com.

Thomson
Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Access Platforms & Gateways
Brenda Clery	+33 6 83 30 57 57	brenda.clery@thomson.net
Claudine Cecille	+33 1 41 86 67 44	claudine.cecille@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2nd, 2006
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer